

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Arkonis Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arkonis Capital LLC as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arkonis Capital LLC as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arkonis Capital LLC's management. Our responsibility is to express an opinion on Arkonis Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arkonis Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Arkonis Capital LLC's auditor since 2020.

Maitland, Florida

August 17, 2020

Arkonis Capital LLC

Statement of Financial Condition

June 30, 2020

ASSETS

Cash	$	11,299
Prepaid expense		858
TOTAL ASSETS	$	12,157

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	825
Member's Equity		
Member's capital		40,994
Deficit accumulated in the development stage		(29,662)
Total member's equity		11,332
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,157

The accompanying notes are an integral part of this financial statement.

Arkonis Capital LLC
Notes to Financial Statements
June 30, 2020

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION AND NATURE OF BUSINESS

Arkonis Capital LLC (formerly SpreadZero LLC) (the "Company"), a wholly-owned subsidiary of SpeadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

On January 6, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Companies activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. There were no cash equivalents at June 30, 2020.

(e) INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2019, 2018 and 2017.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based in the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Arkonis Capital LLC
Notes to Financial Statements
June 30, 2020

Note 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

(f) START-UP AND ORGANIZATIONAL COSTS

Start-up and organizational costs are expensed as incurred.

(g) SUBSEQUENT EVENTS

For the year ended June 30, 2020, the Company has evaluated subsequent events for potential recognition or disclosure through August   , 2020, the date the financial statements were available for issuance.

Note 2.   CURRENT OPERATING ENVIRONMENT

To date, the Company has not generated revenue, has incurred losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management is focused on the development of a new system that will generate revenues in the new business model and intends to capitalize the Company adequately for its activities as soon as the system goes line.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either subordinated loans or additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3.   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2020, the Company had net capital and net capital requirements of $11,299 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of June 30, 2020, the Company's net capital ratio was .00 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(ii).

Arkonis Capital LLC
Notes to Financial Statements
June 30, 2020

Note 4. CASH CREDIT RISK CONCENTRATION

The Company maintains an account in a bank located in the New York area that is covered by federal insurance at June 30, 2020.

Note 5. COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2020, the Company was not in violation of the requirement.

The Company had no lease or rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2020 or during the year then ended.

Note 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses are allocated from its Parent pursuant to an expense sharing agreement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. The Parent also pays for certain professional fees on behalf of the Company. For the year ended June 30, 2020, the allocation of Company expenses contributed by its Parent as capital was $1,200.

Note 7. OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease arrangements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about lease arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease-term. The lease cost is $1,200 relating to the office lease for the year ended June 30, 2020.

Note 8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".